UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: October 6, 2020

Wolverine Partners Corp.

(Exact name of issuer as specified in its charter)

N/A

(I.R.S. Employer Identification Number)

77 King Street West, Suite 400, Toronto, Ontario, Canada M5K 0A1

(Full mailing address of principal executive office)

(313) 771-5499

(Issuer’s telephone number, including area code)

Item 9.          Other Events

On our Offering Circular on Form 1-A/A, dated September 14, 2020, Wolverine Partners Corp. d/b/a Gage Cannabis Co. (the “Corporation”) reported that on August 23, 2019, its subsidiary, Spartan Partners Holdings LLC (“Spartan LLC”) issued 600,000 exchangeable units to Mayde, Inc., a Canadian Corporation, (“Mayde”) in connection with a tax free merger of Spartan Partners Corporation (“Spartan Corporation”) and Mayde Blocker, Inc. (“Mayde Blocker”). We further reported that the Corporation owned 100% of Spartan Corporation, and that Mayde, Inc. was the sole owner of Mayde Blocker, Inc., which in turn was the sole owner of Mayde USA LLC that held various options to cannabis licenses for the Corporation’s operations.

Subsequent to qualification, the Corporation discovered that these statements need to be clarified to more accurately reflect the prior transactions; however, such clarifications have no material effect on the Corporation’s operations, profitability, earnings or trends, nor do they have any material effect on any of the Corporation’s agreements, covenants, contractual or regulatory requirements.

Under the terms of the merger referenced above, Mayde received 6,000 exchangeable shares of Spartan Corporation. Upon completion of that issuance, Spartan Corporation had two shareholders, the Corporation and Mayde. After the merger, the Corporation owned 25,579 common shares or 81% of the total equity of Spartan Corporation, and Mayde owned 6,000 exchangeable shares or 19% of the total equity of Spartan Corporation. Mayde Blocker was merged out of existence, leaving Spartan Corporation as the sole owner of Mayde USA, LLC. Thus, the Corporation owns eighty-one percent (81%) of the outstanding equity in Spartan Corporation, rather than 100% as previously reported. This, however, has no effect on the control of Spartan Corporation, nor does it have any economic impact on the earnings of the Corporation.

At the time of this merger, Spartan Corporation owned 1,575,624 units of Spartan LLC, and then contributed Mayde USA, LLC in exchange for an additional 600,000 exchangeable units of Spartan LLC, bringing its collective percentage of outstanding equity in Spartan LLC to 70.74%, rather than the 51.2% as previously reported. However, via Mayde’s conversion rights, the 51.2% that is reflected in our Offering Circular is accurate given that Mayde has the right to convert its shares at any time into shares of Spartan LLC. Upon such conversion, Spartan Corporation would own 51.2% of the equity in Spartan LLC. Additionally, we had stated that the 600,000 exchangeable units were issued to Mayde. These shares were, in fact, issued to Spartan Corporation. Again, however, via Mayde’s conversion rights, our prior statement was accurate given that Mayde indirectly controls these shares through its right to convert is 6,000 shares of Spartan Corporation into 600,000 exchangeable units of Spartan LLC at any time.

Copies of the Amended and Restated Operating Agreement of Spartan LLC, Assignment of Membership Interest, and Certificate of Merger, are attached as exhibits hereto, as referenced in the index below, and incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description
1U-1	Amended and Restated Operating Agreement of Spartan Partners Holdings LLC
1U-2	Assignment of Membership Interest
1U-3	Certificate of Merger

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

Gage Growth Corp.

October 6, 2020	By:	/s/ Fabian Monaco
Fabian Monaco, President and Director

Signature	Title	Date

/s/ Fabian Monaco	President and Director	October 6, 2020
Fabian Monaco

/s/ Bruce Linton	Executive Chairman and Director	October 6, 2020
Bruce Linton

/s/ David Watza	Chief Financial Officer	October 6, 2020
David Watza

/s/ Michael Hermiz	Director	October 6, 2020
Michael Hermiz

/s/ Michael Finos	President (USA), EVP and Director	October 6, 2020
Michael Finos

/s/ Dr. Rana Harb, PhD, MBA	Director	October 6, 2020
Dr. Rana Harb, PhD, MBA